UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

        (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File No. 1-13455

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm (Successor Auditor)	2
Report of Independent Registered Public Accounting Firm (Predecessor Auditor)	3
Audited Financial Statements

Supplemental Schedule*

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12

Exhibit	13
Signatures	14

*Note
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
TETRA Technologies, Inc. 401(k) Retirement Plan
The Woodlands, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as whole.

/s/ Calvetti Ferguson

We have served as the Plan’s auditor since 2020.
Houston, Texas
June 26, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of TETRA Technologies, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor from 1990 to 2020.
Houston, Texas
July 1, 2019

TETRA Technologies, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
ASSETS
Investments at fair value	$131,540,164	$104,761,014
Notes receivable from participants	3,602,607	3,095,095
Net assets available for benefits	$135,142,771	$107,856,109

See accompanying Notes to Financial Statements.

TETRA Technologies, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions:
Employer contributions	$4,781,202
Participant contributions	11,528,880
Rollover contributions	663,381
Interest and dividends	5,931,456
Interest income on notes receivable from participants	171,952
Net appreciation in fair value of investments	17,515,350
Total additions	40,592,221

Deductions:
Benefits paid to participants	13,281,780
Administrative expenses	23,779
Total deductions	13,305,559

Net increase	27,286,662

Net assets available for benefits:
Beginning of year	107,856,109
End of year	$135,142,771

See accompanying Notes to Financial Statements.

TETRA Technologies, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan, as amended and restated (the Plan) is provided for general information only. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

The Plan covers employees of the Company and its affiliates, including the employees of the general partner of CSI Compressco LP (CCLP). The general partner of CCLP, owned by the Company, makes the matching contributions for employees of CCLP.

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code of 1986, as amended (the IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. Effective October 1, 2018, the Plan and related Trust Agreement were amended and restated by adopting a volume submitter plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain employees of the Company. T. Rowe Price Trust Company (TRP or Trustee) is the trustee of the Plan.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month coincident with or following completion of thirty days of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) employees who are residents of Puerto Rico.

Contributions

The Company may contribute an amount equal to a specified matching percentage of the participant’s elective contribution other than “catch-up” contributions. During 2019, the Company made matching contributions of 50% of the first 8% of the participant's elective contributions per pay period. The maximum elective contribution limit is 70% of the employee's eligible compensation as defined by the Plan. Contributions for each participant are limited in any calendar year to annual “regular” pre-tax contributions and contributions on an after-tax Roth 401(k) basis up the applicable combined contribution limits as determined pursuant to the IRC. In addition, employees who are, or will be, age 50 or older by the end of the year may make “catch-up” contributions up to the applicable contribution limits as determined pursuant to the IRC. Unless the employee elects otherwise, 4% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis. The Plan provides an automated service which increases the employee’s elective contribution rate by 2% at the same time each year until a 6% elective contribution rate has been reached. The employee is reminded annually before any such increase takes place and can elect to change the elective contribution rate at any time by contacting TRP. Employees have the option to elect a 0% elective contribution rate or to change their elective contribution rate in accordance with the Plan. The 8% elective contribution rate is the amount needed to take advantage of the full Company match, during periods of time when the Company match is being paid.

The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution would be allocated to Plan participants, who are employed on December 31 of such year, in the same ratio that each participant’s eligible Plan compensation bears to the total eligible Plan compensation of all participants. No profit sharing contribution was made for the 2019 Plan year.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions and profit sharing, if any, into any of the investment options offered by the Plan. Participant contributions and Company contributions for which no participant investment direction is given are automatically allocated to age appropriate target date mutual funds. These target date mutual funds provide an asset allocation and investment strategy based on a future retirement date. If the contributions of a participant are automatically allocated to a target date mutual fund, the participant may elect to change such investments in accordance with the Plan.

Company Stock Fund
The Plan permits participants to invest in common stock of the Company through the Plan’s Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities.
The Plan limits the amount a participant can invest in the Company Stock Fund, to encourage diversification of participants’ accounts. Each payroll period in 2019, a participant could direct up to a maximum of 50% of their contributions to the Company Stock Fund. In addition, a participant could not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 50% of the participant’s total account balance being invested in the Company Stock Fund.
Vesting

Participants are immediately vested in their elective contributions, as adjusted for earnings and losses thereon. Vesting in the matching contribution and profit sharing contribution portions of their accounts, if any, as adjusted for earnings and losses thereon, is based on years of service. Participants become 50% vested after two years of service, and 100% vested after three years of service. Upon a participant’s death, disability or normal retirement, the participant becomes 100% vested in his or her entire account. Except as otherwise described herein, participants forfeit any non-vested matching contribution and profit sharing contribution portions of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments and Forfeitures

Upon termination of employment for any reason, a participant’s vested balance is payable in a lump sum or installments. Amounts which are forfeited by participants due to termination of employment are used as a credit against the Company’s matching and profit sharing contributions, if any. During 2019, amounts forfeited by participants totaling $187,747 were used as a credit against Company-paid matching contributions. Cumulative forfeitures relating to prior period activity and available to be applied against any future Company-paid matching contributions or profit sharing were approximately $335,448 and $128,590 as of December 31, 2019 and 2018, respectively.

Plan Amendment and Termination

The Company has the right under the Plan to amend or terminate the Plan, subject to applicable law. In the event of Plan termination, participants would become 100% vested in their accounts, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

Participant Loans

Participants, during their time of employment, may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of the participant’s primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates established at the inception of the loan, set at one percentage point higher than the prime lending rate as posted in the Wall Street Journal (or similar financial publication). Principal and interest are paid ratably, generally through payroll deductions.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 for further discussion and disclosure related to fair value.

Short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Accounting Pronouncements

New pronouncements issued but not effective until after December 31, 2019, are not expected to have a material impact on the Plan's financial statements or disclosures.

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest priority input that is significant to the fair value measure in its entirety.
The following tables set forth by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
TETRA Technologies, Inc. common stock	$1,489,542	$—	$—	$1,489,542
Mutual funds	123,156,161	—	—	123,156,161
	$124,645,703	$—	$—	$124,645,703
Investments measured at net asset value:
Stable Value Fund (a)				6,894,461
Total assets at fair value				$131,540,164

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
TETRA Technologies, Inc. common stock	$1,191,283	$—	$—	$1,191,283
Mutual funds	96,867,452	—	—	96,867,452
	$98,058,735	$—	$—	$98,058,735
Investments measured at net asset value:
Stable Value Fund (a)				$6,702,279
Total assets at fair value				$104,761,014

(a)    This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The estimated fair value of this fund is based on the net asset value as reported by the issuer of the fund, which is determined based on the fair value of the underlying investment contracts in the fund.

The Plan’s valuation methodology used to measure the fair values of Company stock and mutual funds were derived from quoted market prices, as these instruments have active markets. Common collective trust funds are measured at net asset value as determined by the issuer. The net asset value is used as a practical expedient to estimate fair value.

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated August 2, 2017, stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt. The Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS advisory letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.
5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of benefits paid to participants and deemed distributions of participant loans per the financial statements for the year ended December 31, 2019 to Form 5500:

December 31, 2019
Benefits paid to participants per the financial statements	$13,281,780
Deemed distributions of participant loans at 12/31/2018	(1,195)
Benefits paid to participants per the Form 5500	$13,280,585

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

December 31, 2019
Net increase in net assets available for benefits per the financial statements	$27,286,662
Deemed distributions of participant loans at 12/31/2018	1,195
Net income per Form 5500	$27,287,857

6. Risks and Uncertainties

The Plan provides for investments in various investment securities, that in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

7. Related Party Transactions

Certain investments of the Plan are managed by T. Rowe Price Trust Company, the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company's common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

T. Rowe Price Retirement Plan Services, Inc. provides certain administrative services to the Plan pursuant to a Plan Recordkeeping Agreement (the “Agreement”) between the Company and T. Rowe Price Retirement Plan Services, Inc. T. Rowe Price Retirement Plan Services, Inc. receives fees and/or credits from non-proprietary investments for the provision of recordkeeping, administrative, and shareholder services T. Rowe Price Retirement Plan Services, Inc. provides to the investments. This revenue is used to offset certain amounts owed to T. Rowe Price Retirement Plan Services, Inc. for its administrative services provided to the Plan.

If the revenue received by T. Rowe Price Retirement Plan Services, Inc. from such investments does not exceed the amount owed under the Agreement, T. Rowe Price Retirement Plan Services, Inc. will bill the Company on a quarterly basis. The Plan or the Company may make a payment to T. Rowe Price Retirement Plan Services, Inc. for administrative expenses not covered by sharing of the excess revenue.

8. Subsequent Events

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic and resulting global disruptions have caused significant economic uncertainty and volatility in financial markets. As a result, many of the Plan's various investment securities have incurred declines in fair value since December 31, 2019. The impact of COVID-19 continues to evolve rapidly and the Company is not able at this time to estimate its full impact on the Plan's investments.

The Coronavirus Aid, Relief, and Economic Security Act ("CARES" Act) became law on March 27, 2020. The CARES Act, included several relief provisions available to qualified retirement plans and their participants including, among other things penalty free hardship withdrawals, increases in loan limits and up to one-year loan suspensions. Effective April 2, 2020, the Plan adopted the distribution provision of the CARES Act. A CARES Act distribution allows the Plan's qualified participants to take a COVID-19 related distribution of up to $100,000, or 100%, of their vested balance, whichever is less, from the Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, effective April 21, 2020, the Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified Plan participants who have Plan loan repayments to defer such repayments until December 31, 2020. The full impact of the CARES Act is unknown at this time.

In April 2020, the Company suspended its matching contribution of participants' contributions. The Company may, at the discretion of the Board of Directors, re-implement its matching contribution at a future date. Effective April 24, 2020, the Company reduced the cap for new contributions and transfers into the Company Stock Fund from 50% to 25%.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 74-2148293      PN: 001
December 31, 2019

	Identity of Issue, Borrower,		Current
	Lessor, or Similar Party	Description of Investment	Value

*	T. Rowe Price	Retirement 2025 Fund	$15,358,465
*	T. Rowe Price	Retirement 2030 Fund	12,662,491
*	T. Rowe Price	Retirement 2035 Fund	11,344,780
*	T. Rowe Price	Retirement 2040 Fund	10,142,973
*	T. Rowe Price	Retirement 2045 Fund	8,652,865
*	T. Rowe Price	Retirement 2020 Fund	8,110,365
*	T. Rowe Price	TRP Growth Stock Fund	7,099,387
	American Funds	Washington Mutual Investors Fund R6	6,971,755
*	T. Rowe Price	TRP Stable Value Fund	6,894,461
*	T. Rowe Price	Retirement 2050 Fund	6,623,678
	Vanguard	Interm Bond Index Inv	5,397,267
*	T. Rowe Price	Retirement 2055 Fund	4,501,913
	Carillon	Eagle Mid Cap Growth	3,641,212
	Vanguard	Growth Index Fund	2,565,896
	PIMCO	Income Inst	2,069,780
	BNY Mellon	MidCap Index Inv	1,958,614
	American Funds	EuroPacific Growth R5	1,862,092
*	T. Rowe Price	Retirement 2015 Fund	1,710,217
*	T. Rowe Price	Retirement 2060 Fund	1,692,150
*	T. Rowe Price	QM U.S. Small-Cap Growth Equity Fund	1,650,684
	Victory Sycamore	Established Value Fund	1,517,964
*	TETRA Technologies, Inc.	Company Stock	1,489,542
*	T. Rowe Price	Retirement 2010 Fund	1,147,574
	UBVLX	Undiscovered Managers Behavioral Value L	1,092,369
	MFS	International Value R4	1,085,426
	Vanguard	Small Cap Index, Inv	940,561
	Vanguard	Value Index, Inv	761,767
	Matthews	Asia Dividend Fund	718,826
	Vanguard	Mid-Cap Index	708,520
	Vanguard	Treasury Money Market Inv	363,156
	Vanguard	Short Term Inv	320,642
	MFS	Aggressive Growth Alloc R4	176,226
	MFS	Conservative Allocation R4	85,784
	PIMCO	Short-Term Inst	81,011
	Vanguard	Developed Markets Index Investor	60,310
	MFS	Growth Allocation R4	48,659
*	T. Rowe Price	Retirement 2005 Fund	29,079
	MFS	Moderate Allocation R4	1,490
*	T. Rowe Price	TRP Retire Bal Inv	213
*	Participant loans	Participant Loans with various maturities and interest rates ranging from 4.25% to 8.5%	3,602,607
			$135,142,771
* Party-in-interest

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1*	Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2*	Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)

*	Filed with this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)
Retirement Plan

By:	/s/Brady M. Murphy
Brady M. Murphy
Chief Executive Officer and President
TETRA Technologies, Inc.

Date: June 26, 2020